Exhibit 6.1

OFFER N° 2276A/17

SONDORS ELECTRIC CAR COMPANY

EV VEHICLE DEVELOPMENT

February 1st, 2017

OFFER N° 2276A/17

FOREWORD

With reference to the meeting held in Moncalieri on January 24th, 2017 between Mr. Storm Sondors and Mr. Roberto Piatti, this document is our best offer for the development of the SONDORS Electric Vehicle concept up to a level good enough for a running show car construction.

We trust the contents of this proposal meet with your approval, though should you have any doubts or questions, please do not hesitate to contact us.

SECTION 1

PROJECT GUIDELINES

State of the art

The new homologation rules in USA for the category “Autocycle” are giving a strong opportunity to explore a new Electric Vehicle to be produced by SONDORS.

SONDORS wish to produce a new EV vehicle with the following main characteristics:

•	Sport car Body

•	3 Seater

•	$10,000+ retail price

•	Three wheels - front wheel drive

•	Two front seats and one back seat

•	50, 100, and 200 mile range

•	Lithium Ion battery 0 to 60 Mph in 5 seconds

•	Charge with your regular 110V or 240V (2X charge)

•	Apple or Android smartphone or tablet is the dashboard

SONDORS is asking TORINO DESIGN to develop preliminary analysis and package/platform feasibility studies so to better organize the vehicle constraints, with the target of later producing a running show car.

Torino Design_Offer	Page 2 of 11

SECTION 2

SONDORS's RESPONSIBILITIES

SONDORS is considered responsible for providing TORINO DESIGN with the following:

•	Legislation input
•	Hard points
•	Information on competitors vehicles
•	Drawings of existing componentry to be utilized
•	Brand Identity DNA targets
•	Battery pack dimensions and weight
•	Vehicle target performance
•	Specification on selling market
•	Electric devices

Note: The above list of material and/or information, should be considered as preliminary and not exhaustive. SONDORS's cooperation in promptly supplying the material and/or information requested during the course of the program will assist in guaranteeing the development of the program in a timely and efficient manner.

SECTION 3

TORINO DESIGN’s RESPONSIBILITIES

To respond to SONDORS’s needs, TORINO DESIGN is responsible for the following:

Phase 1

Preliminary feasibility analysis of the vehicle concept.

Definition of vehicle package and platform feasibility studies so to better analyze the vehicle architecture.

Styling proposals to fit with the defined package.

Phase 2

Show Car development and construction

Torino Design_Offer	Page 3 of 11

Phase 1

In this phase TORINO DESIGN will develop a feasibility analysis of the vehicle concept.

The vehicle package and engineering will be defined considering the constraints coming from existing componentry and new suggested components to complete the powertrain layout.

At first TORINO DESIGN will develop the ergonomy package and the vehicle architecture. Then TORINO DESIGN will analyze the mechanical layout, suspension and powertrain. This development will be based on agreed targets.

The feasibility studies will include the following:

MAIN CHASSIS (FRAME)

•	3D of preliminary structure (frame) in according with Style and ergonomical layout
•	3D of mechanical layout
•	Location of battery pack

FRONT SUSPENSION

•	3D models of front suspension system
•	Analysis of suspension system and kinematic
•	Definition of hard points
•	Vehicle set up definition, following agreed client Specs

STEERING SYSTEM

•	3D models of steering system
•	Steering geometry and kinematics analysis
•	New Steering box analysis and location

REAR SUSPENSION

•	3D models of rear suspension system
•	Analysis of suspension system and kinematics
•	Definition of hard point.
•	Car set up definition, following agreed client Specs

ELECTRIC MOTOR INSTALLATION/TRANSMISSION

•	Possible utilisation of electric motor wheel
•	Rear wheel drive analysis

BRAKING SYSTEM

•	3D models of complete braking system using existing components carry over
•	Positioning of ABS Electronic Unit., brake booster and pump

PEDALS GROUP

•	Define location of pedal group in order to maintain correctly ergonomical performance

Torino Design_Offer	Page 4 of 11

STEERING COLUMN

•	Verification and installation of column steering
•	Verification and positioning of sliding shaft and universal joints connecting steering box / steering column following a new position of seat and steering box

BATTERY AND ELECTRIC DEVICES

•	Define location of main battery and electric / electronic devices.

PARKING BRAKE

•	Definition of layout of flexible Cables.

On the basis of the specifications (power, autonomy request, ...) of the vehicle and the chassis proposal, TORINO DESIGN will define the characteristics of the components and the layout of the powertrain components with the aim of optimizing the EV platform.

Based on the output of the feasibility studies above, TORINO DESIGN will develop preliminary styling proposals for exterior and interior of the vehicle so to address a styling theme selection for the Show Car development.

Phase 2

2.1	Exterior and Interior detailed design development

Exterior and interior renderings: each of the design themes selected will be developed to presentation level and illustrated with perspective view colour rendering.

The results of the work produced above will be presented to SONDORS and the concepts explained.

SONDORS will select the final exterior and interior themes to be developed in the following CAS phase.

2.2 CAS 3D Surface Development

Based on the renderings selected by SONDORS and prepared by TORINO DESIGN and on the information and technical documentation provided by SONDORS, TORINO DESIGN will carry out and develop 3D CAS development.

After CAS freeze, these CAS 3D surface drawings will be used to produce the negative moulds then utilized to manufacture the positive fiberglass panels that will represent all exterior and interior elements of the show car.

The CAS activities will develop Alias 3D Class C surfacing.

The development of CAS activities will follow the scheme below:

Torino Design_Offer	Page 5 of 11

2.2.1 1st CAS surface development

2.2.2 1st CAS presentation to SONDORS so to address refinements and modifications to be introduced.

2.2.3 2nd CAS development incorporating modifications and refinements after 1st presentation.

2.2.4 2nd CAS presentation targeted to CAS freeze for all exterior and interior elements constituting the show car.

N.B. To save the cost of full size models construction, the CAS complete surfacing will be used as a tool to achieve the styling freeze for all components.

2.3 Show Car Construction

Based on the 3D math surface development supplied by SONDORS, TORINO DESIGN’s obligation is to produce one complete show-car to the level expected by the industry for a world class standard professionally made show vehicle.

The show car will be based on a provisional platform and frame built by TORINO DESIGN.

The general characteristics of the show car will be:

-	The level of the finishing surface for this presentation vehicle is as expected by the industry wide, world class standard of show cars.

-	drivable at a low speed (<=30 mph)

-	Tolerance of the presentation vehicle dimension should be adequate to a Show Car vehicle.

-	Interior of the presentation vehicle must represent gaps and flushness between all main components such as IP, door trim, B pillar, sill scuff plate. This will be compatible with c/o components provided by SONDORS and best tuning possible made by TORINO DESIGN.

Operational function request:

-	All lighting and lamp components need to be operational as on a production vehicle.

Torino Design_Offer	Page 6 of 11

The body and trim panel will be produced by TORINO DESIGN as follows:

-	Panel form (and thus dimension) correct according to the styling approved on the CAS.
-	Panel surface treatment as best practice for show car vehicle.
-	Materials - not necessarily as would be used in series production.

Generally, the body and trim elements will be produced in hand-laid Fibre Reinforced Plastic (FRP).

-	Panel attachment method - not necessarily as would be used in series production, but sufficient to locate the various panels firmly in position and, at the same time, be "aesthetically acceptable".

-	Functional characteristics - basically as would be expected in series production, although where carry-over or prototype componentry is not available, production componentry with similar characteristics will be utilized (to be agreed upon with SONDORS).

-	Electrical harness – TORINO DESIGN will install electrical harness sufficient to operate the functional features of the vehicle.

Notes:

1.	The scope of the show car is NOT to evaluate any structural, dynamic or driving characteristics;
2.	The prototypes will have show car level of definition, completely trimmed and finished. Some components could be not working and substituted with “dummy” or mock-up with only aesthetic role. The materials used could be not production ones.
3.	Skin panels, connecting frames and structures, doors and closure panels will be produced by TORINO DESIGN with methods and materials which guarantees the aesthetic result and dimensional quality requested by SONDORS.
4.	The rubber trimmings developed by TORINO DESIGN could be derived from series profile trim or specially produced with cold manufacturing process. The fixed trimmings could be produced in Aluminum or other materials with the only target to represent the approved styling solution.
5.	All the glazing areas will be produced by TORINO DESIGN in dark tinted plexi-glass according to the prototype standards.
6.	Engineering and technical documentation will be produced by TORINO DESIGN with the target of prototype construction only.
7.	The new rims will be milled in Aluminum starting from the CAD surface provided by SONDORS.

Torino Design_Offer	Page 7 of 11

SECTION 4

TIMING PROGRAM

TORINO DESIGN can carry out the work described in Section 3 as per the time plan indicated below.

The starting point of the program is considered as the time the information necessary to commence work and a firm order are received by TORINO DESIGN.

SECTION 5

PRICES AND PAYMENT TERMS

TORINO DESIGN can produce the work described in Section 3 within the times described in Section 4 for the following total price:

EV Vehicle Development	750.000 US Dollars

5.2 Payment Terms

a) Remuneration shall be made by direct bank transfer, according to the milestones specified in the payment schedule of paragraph d) below.

Note: details of the bank nominated by TORINO DESIGN, including address, bank code and account number, will be communicated at an appropriate moment.

b) SONDORS shall provide TORINO DESIGN with an order which makes reference to this proposal. The number of this order shall be specified on all invoices.

c) The amount invoiced shall be paid by the twenty fifth (25th) day of the month following the month in which the invoice was issued, on condition that SONDORS receives the invoice by the twenty fifth (25th) day of the month.

Torino Design_Offer	Page 8 of 11

d) Payment schedule.

-	30% Advance payment at work start (beginning of February 2017)
-	30% at the end of April 2017
-	20% at the end of June 2017
-	20% at delivery (end of July 2017)

5.3. Conditions

a) Work content.

All prices in this document are valid based upon the correctness of TORINO DESIGN's assumptions as quoted in this proposal.

Should the product and or process characteristics differ in a significant way to those described in Section 1, TORINO DESIGN reserves the right to take up discussion with SONDORS and the right to correspondingly modify the contents of this proposal.

b) Currency.

All prices are quoted in EURO. The prices are fixed.

c) Taxes.

All prices in this document are intended NET, free of any taxes which may be imposed on TORINO DESIGN outside Italy as a consequence of payment made by SONDORS pursuant to the work described in this document.

Taxes levied in Italy shall be borne by TORINO DESIGN.

d) Premature termination.

If the program is terminated prematurely, for whatever reason except as a result of TORINO DESIGN's negligence, SONDORS shall pay TORINO DESIGN, in full, for the completion of all the activities of all the phases in which work is being carried out at the time the order to cease work is received in writing.

e) Various.

The prices quoted in this document are to be considered inclusive of:

•	project management and administration;
•	presentations to SONDORS (at TORINO DESIGN in Torino), of the work produced throughout the program.

The prices quoted in this document are to be considered exclusive of:

•	additional or extra work (see Section 6, Additional Work);
•	visits by TORINO DESIGN personnel, outside the province of Turin, made at the request of SONDORS;
•	where such visits are requested, SONDORS shall reimburse the following expenses:
-	round trip travel (Business Class in case of air travel),
-	accommodation - including food and hotel,

Torino Design_Offer	Page 9 of 11

•	telephone and telefax expenses incurred by the SONDORS engineers resident at TORINO DESIGN.
(Note: the cost of purchasing and installing such equipment shall be borne by TORINO DESIGN.)

•	SONDORS shall directly bear all costs relative to maintaining resident engineers at TORINO DESIGN during the program (including board and lodging, local transport, etc.).

•	Transportation of goods:
SONDORS shall bear all costs relative to the transportation of goods to and from TORINO DESIGN premises (including packing, freight, insurance, customs, taxes and levies, etc.).

•	ICC Incoterms:
-	for goods delivered to TORINO DESIGN's premises - "Delivery Duty Paid, TORINO DESIGN, Moncalieri, Torino",
-	for goods shipped from TORINO DESIGN's premises - "Ex-Works, TORINO DESIGN, Moncalieri, Torino".

SECTION 6

GENERAL TERMS AND CONDITIONS

Placement of SONDORS personnel in TORINO DESIGN

A limited number of SONDORS personnel can be accommodated at TORINO DESIGN to assist in the coordination of the program.

Prior to commencing work, SONDORS and TORINO DESIGN shall discuss and agree upon the number, specialization and time period of resident staff to be located at TORINO DESIGN during the course of the program.

Secrecy

TORINO DESIGN will keep strictly confidential all technical, commercial and other information, material, drawings, know-how, etc. related to this project and will not reveal such information to any third parties either during the development of the project or after its completion.

TORINO DESIGN reserves the right to cite SONDORS as a client without however making reference to the type of work or nature of cooperation involved.

Additional Work

TORINO DESIGN's obligation is to perform the work as described in this document.

Torino Design_Offer	Page 10 of 11

Additional work, not described in this proposal and/or the re-elaboration of work already completed, rendered necessary by requests from SONDORS, including styling changes, changes to technical requirements, changes in strategy and/or the basic requirements of the project, in any case not attributable to TORINO DESIGN's negligence or error, shall be carried out only after the implications of such changes have been determined in detail and any possible modifications to the prices and times quoted in this document have been agreed to in writing.

Intellectual, industrialization and other property rights.

All rights, including intellectual property, industrialization rights etc., belong to TORINO DESIGN and shall be transferred to SONDORS only after receipt of the Total Sum quoted in this proposal (plus any eventual "extras" agreed upon between SONDORS and TORINO DESIGN during the course of the program).

Validity

The present proposal is valid up to December, 31st 2017.

Torino Design_Offer	Page 11 of 11